CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-121146) pertaining to the Stock Option Plan of JED Oil Inc. of our report dated March 29, 2005, with respect to the consolidated financial statements of JED Oil Inc.

incorporated by reference  in the Annual Report (Form 20-F) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

Chartered Accountants

Calgary, Alberta

July 15, 2005